Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation
Commission File No. 000-09756

On July 16, 2004, The PNC Financial Services Group, Inc. (“PNC”) issued the attached press release relating to the proposed acquisition by PNC of Riggs National Corporation (“Riggs”). In addition, the attached presentation materials are from an investor presentation that took place on July 16, 2004 in connection with the proposed acquisition, and the letter to Riggs employees from James E. Rohr, Chairman and CEO of PNC, was distributed to Riggs employees on July 16, 2004.

* * * * * *

CONTACTS:

MEDIA:
Brian E. Goerke
(412) 762-4550
corporate.communications@pnc.com

INVESTORS:
William H. Callihan
(412) 762-8257
investor.relations@pnc.com

PNC TO ACQUIRE RIGGS
Definitive Agreement Creates Valuable
Washington, D.C. Metropolitan Area Presence for PNC

PNC Expects to Report Second Quarter Earnings of $1.07 per Share

     PITTSBURGH and WASHINGTON, D.C., July 16, 2004 – The PNC Financial Services Group, Inc. (NYSE: PNC) and Riggs National Corporation (NASDAQ: RIGS) today announced that they have signed a definitive agreement for PNC to acquire Riggs for $24.25 per common share, or approximately $779 million in stock and cash.

     Riggs is a $6 billion asset banking company that provides commercial and retail banking services through 50 branches in the metropolitan Washington, D.C. area. In its 165-year history, Riggs has held accounts for many U.S. Presidents, and is among the capital’s most historic banks. Through the acquisition, PNC will gain entry to one of the nation’s most appealing financial services markets and the fifth-most affluent metropolitan region in the U.S.

     “This acquisition is an important step forward in our plan to grow PNC,” said James E. Rohr, chairman and chief executive officer of The PNC Financial Services Group. “Riggs’s strong banking franchise gives us an excellent platform on which to build in the extremely appealing metropolitan Washington marketplace. We believe Riggs’s customers will be well served by our comprehensive product offerings, and we believe we will win an increasing share of the region’s financial services business.

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The PNC Financial Services Group
One PNC Plaza          249 Fifth Avenue          Pittsburgh          Pennsylvania 15222 2707
www.pnc.com

PNC To Acquire Riggs – Page 2

     “This combination is highly attractive to us,” said Lawrence Hebert, chief executive officer of Riggs Bank N.A. “The integrated company will provide our customers with seamless service and access to a wider scope of products and services while maintaining the long and valued traditions of the Riggs franchise. We have found the best solution for shareholders, customers, employees and our communities.”

     PNC President Joe Guyaux, who will oversee the integration process, said PNC is confident that it will successfully address Riggs’s regulatory problems.

     “We look forward to leveraging the Riggs platform to build a market-leading financial services franchise in Washington, Virginia and Maryland,” Guyaux said. “We are confident, following completion of our due diligence work, that we can successfully work through the regulatory issues that have been identified at Riggs.”

     PNC anticipates that the transaction will be accretive to earnings per share in 2007 and that it has an estimated internal rate of return that exceeds 16 percent.

     Under terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, Riggs will merge into PNC and Riggs Bank will merge into PNC Bank. The transaction values each share of Riggs common stock at approximately $24.25 based on PNC’s closing NYSE stock price of $51.70 on July 14, 2004. Riggs shareholders will be entitled to elect to receive the merger consideration in shares of PNC common stock or in cash, subject to proration. The aggregate consideration is composed of a fixed number of approximately 7.5 million shares of PNC common stock and $321 million in cash, subject to adjustment. The actual value of the merger consideration to be paid upon closing will depend on the average PNC stock price shortly prior to completion of the merger, and the cash and stock components on a per Riggs share basis will be determined at that time based on that average PNC stock price so that each share of Riggs receives consideration representing equal value. Riggs stock options, currently with an aggregate in-the- money value of approximately $66 million, will be cashed out prior to closing, if not exercised.

     The transaction is expected to close during the first quarter of 2005. The merger is subject to customary closing conditions, including regulatory approvals and the approval of Riggs shareholders. Mr. Joseph L. Allbritton has entered into an agreement to vote 24.6% of the outstanding shares of Riggs in favor of the transaction. After closing, Riggs branches will assume the PNC Bank name.

     No branch overlap exists between the two companies, and PNC anticipates additional branch openings in Riggs’s geographical region. The transaction is expected to result in the reduction of approximately $82 million of operating expenses, before costs associated with planned expansion, through the elimination of operational and administrative redundancies.

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PNC To Acquire Riggs – Page 3

     Sandler O’Neill & Partners, L.P. acted as the financial advisor to PNC and Wachtell, Lipton, Rosen & Katz acted as its legal advisor. Lehman Brothers, Inc. acted as the financial advisor to Riggs and Sullivan & Cromwell LLP acted as its legal advisor.

PNC EARNINGS

     PNC also announced that it expects to report second quarter 2004 earnings of $304 million, or $1.07 per diluted share, primarily driven by improvements in noninterest income and lower credit costs. Further details will follow in the earnings news release to be distributed on Wednesday, July 21, and during the subsequent conference call at 10:00 a.m. eastern time that day. Details regarding the conference call can be found at www.pnc.com.

CONFERENCE CALL AND SUPPLEMENTARY INFORMATION

     PNC Chairman and Chief Executive Officer, James E. Rohr, PNC President Joseph C. Guyaux and PNC Vice Chairman and Chief Financial Officer William S. Demchak will hold a conference call for investors at 10:00 a.m. (eastern time) today regarding the announcement of the acquisition. Live webcast and telephone conference options are available. Internet access to the webcast, which includes audio (listen-only) and slides with supplementary information regarding the transaction, will be available on PNC’s website at www.pnc.com under “For Investors.” Access to the conference call by telephone will be available by calling 800-990-2718 (domestic) and 706-643-0187 (international). Investors should call 5-10 minutes before the start of the call. Supplementary information, which includes significant financial information that will be discussed on the conference call, will be available on PNC’s website under “For Investors” prior to the beginning of the conference call. A replay of the webcast will be available on PNC’s website for thirty days, and a taped replay of the audio portion of the conference call will be available for one week at 800-642-1687 (domestic) and 706-645-9291 (international), conference ID 8820865.

     The conference call may include a discussion of non-GAAP financial measures, which, to the extent not so qualified during the conference call, is qualified by GAAP reconciliation information that will be made available on PNC’s website under “For Investors.” The conference call may include forward-looking information, which along with the supplementary information and this news release, is subject to the cautionary statements that follow.

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PNC To Acquire Riggs – Page 4

FORWARD-LOOKING STATEMENT

     This press release contains forward-looking statements with respect to PNC’s outlook or expectations with respect to the planned acquisition of Riggs, the expected costs to be incurred in connection with the acquisition, Riggs’s future performance, and the consequences of the integration of Riggs into PNC. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this press release speak only as of the date of this press release, and PNC assumes no duty and does not undertake to update them.

     In addition to factors previously disclosed in PNC’s SEC reports (accessible on the SEC website at www.sec.gov and on PNC’s website at www.pnc.com) applicable to PNC’s business generally (including, upon the acquisition, those aspects currently operated by Riggs), the forward-looking statements in this press release are subject to the following risks and uncertainties:

•	Completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

•	The successful completion of the transaction and its benefits to PNC also depend on the nature of any future developments with respect to Riggs’s regulatory issues, the ability to comply with the terms of all current or future regulatory requirements, including any related action plan, resulting from these issues, and the extent of related costs.

•	The transaction may be materially more expensive to complete than anticipated as a result of unexpected factors or events.

•	The integration of Riggs’s business and operations into PNC, which will include conversion of Riggs’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Riggs’s or PNC’s existing businesses.

•	The anticipated cost savings of the acquisition may take longer to be realized or may not be achieved in their entirety.

•	The anticipated benefits to PNC are dependent in part on Riggs’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and Riggs’s performance (with respect to Riggs, see Riggs’s SEC reports, also accessible on the SEC website) or due to factors related to the acquisition of Riggs and the process of integrating it into PNC.

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PNC To Acquire Riggs – Page 5

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

     The PNC Financial Services Group, Inc. and Riggs will file a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from www.riggsbank.com.

     The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs’s most recent annual meeting proxy statement, which is available on Riggs’s website (www.riggsbank.com) and at the addresses provided in the preceding paragraph.

     Riggs Bank N.A. is the primary operating subsidiary of Riggs National Corporation (NASDAQ: RIGS), the largest bank holding company headquartered in the nation’s capital. Riggs commands the largest market share in the District of Columbia and specializes in banking and financial management products and services for individuals, nonprofit organizations and businesses.

     The PNC Financial Services Group, Inc. is one of the nation’s largest diversified financial services organizations, providing regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.

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The PNC Financial Services Group, Inc. Announces the Acquisition of Riggs National Corporation July 16, 2004

Forward-Looking Information This presentation contains forward-looking statements with respect to PNC's outlook or expectations with respect to the planned acquisition of Riggs, the expected costs to be incurred in connection with the acquisition, Riggs's future performance, and the consequences of the integration of Riggs into PNC. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this presentation speak only as of the date of this presentation, and PNC assumes no duty and does not undertake to update them. In addition to factors previously disclosed in PNC's SEC reports (accessible on the SEC's website at www.sec.gov and on PNC's website at www.pnc.com) applicable to PNC's business generally (including, upon the acquisition, those aspects currently operated by Riggs), the forward-looking statements in this presentation are subject to the following risks and uncertainties: Completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The successful completion of the transaction and its benefits to PNC also depend on the nature of any future developments with respect to Riggs's regulatory issues, the ability to comply with the terms of all current or future regulatory requirements, including any related action plan, resulting from these issues, and the extent of related costs. The transaction may be materially more expensive to complete than anticipated as a result of unexpected factors or events. The integration of Riggs's business and operations into PNC, which will include conversion of Riggs's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Riggs's or PNC's existing businesses. The anticipated cost savings of the acquisition may take longer to be realized or may not be achieved in their entirety. The anticipated benefits to PNC are dependent in part on Riggs's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and Riggs's performance (with respect to Riggs, see Riggs's SEC reports, also accessible on the SEC's website) or due to factors related to the acquisition of Riggs and the process of integrating it into PNC.

Riggs National Corporation - Offers Unique Opportunities for Growth Expansion into one of the nation's most attractive regions Washington MSA is the 5th wealthiest in U.S. Population growth of 8.4%, significantly higher than the national average of 5.3% Meets PNC's strategic objectives Riggs is driven by low-cost deposit franchise, emerging high net-worth customer base, outstanding credit quality and strong fee revenue sources Estimated IRR on transaction exceeds 16% Meaningful opportunities for value creation by leveraging PNC's strengths Identifiable objectives to reduce expenses on a run-rate basis by $82 million before expansion investments Revenue opportunities based on enhanced products and services for Riggs clients along with expanded distribution capabilities

Expanding in Attractive Washington, DC Market PNC's Growing East Coast Presence Branches 50 ATMs 151 Deposit market share Washington, DC 1st Washington, DC MSA 8th Results of Successful New Jersey Expansion Acquisition of Riggs National Corporation A Leading Franchise in Washington, DC Branches 283 ATMs 990 Deposit market share 3rd Deposit market share as of March 31, 2004 Source: SNL Financial Existing PNC East Coast Branch Locations Existing Riggs Branch Locations

Fast Growing and Affluent Region Washington, DC MSA $69,270 12.2% 8.4% New Jersey $61,179 11.3% 4.5% PNC footprint (1) $52,879 12.6% 2.8% Median Household Income Household Income Population Projected 5-Year Growth PNC six state, 68 county footprint Source: SNL Financial and Claritas (1) Washington, DC MSA - 5th wealthiest in U.S. Ranked 4th Best City for Business - Forbes Ranked 2nd Best City for Entrepreneurship - Entrepreneur Large government services sector and leading universities

Provides Solid Foundation for Planned Expansion Existing 50 Riggs Branch Locations Montgomery, MD $78,969 11.7% 8.2% Prince George's, MD 60,273 9.0% 5.8% Fairfax, VA 90,409 12.6% 7.3% Alexandria, VA 63,334 12.0% 8.1% Prince William, VA 72,211 11.9% 13.9% Loudoun, VA 92,979 17.5% 28.2% Median Household Income Household Income Population Projected 5-Year Growth County Planning to add 30 new branches primarily outside Washington, DC Branch Expansion Targeted in Demographically Attractive Counties Source: SNL Financial and Claritas

Grow primary checking relationships Position PNC as the "bank of choice" for checking Diversify sources of customer acquisition Create an exceptional customer experience PNC Regional Community Banking Model - Creating a Valuable Customer Base Growth Strategies ...Provides Opportunities for Deepening Relationships Home equity loans +23% Active debit cards +9% On-line banking users +24% On-line bill-pay users +108% Growth* * Growth is for three months ended 3/31/04 vs. 3/31/03 Multi-service 2001 2002 2003 3/31/04 Multi-service 0.925 0.979 1.011 1.05 Single-service 0.514 0.564 0.6 0.628 Single-service United Trust included in 3/31/04 millions Consistent Growth in PNC's Checking Customer Base.... Consumer retention = 95% 12/31

Transaction Summary Transaction value per share $24.25 per Riggs National share (1) Transaction total value $779 million (1) Consideration $321 million in cash and 7.5 million shares of PNC common stock Structure Cash election merger Collars and walkaways None Required approvals Riggs National shareholders and customary regulatory approvals Anticipated closing First quarter 2005 Estimated IRR Exceeds 16% Estimated EPS impact to PNC 2005 dilution of $0.11 per share or 2.4% 2006 dilution of $0.05 per share or 1.0% 2007 accretion of $0.01 per share Based on PNC closing price of $51.70 as of July 14, 2004 and includes cash out of options totaling $66 million (1) (Including cost of additional expansion)

Riggs Regulatory Matters to be Resolved Before Closing Due diligence completed and transaction reviewed with regulatory agencies PNC working closely with regulators to focus on continued compliance by Riggs with mandated action plan and regulatory enforcement actions Independent consultant (Promontory Financial) to oversee compliance with regulatory requirements Regulatory "look-back" mandate expected to be completed before closing Riggs to exit businesses (embassy and international) that were the subject of regulatory enforcement actions Additional legal/compliance costs provided for in 2005 forecast

Integration Planning Underway Leverages PNC's demonstrated integration capabilities Delivered on United National systems integration and cost save promises Sales results running ahead of expectations Integration leader and teams identified Leverages PNC's scalable technology platform

Initiatives to Improve Riggs Revenue Generation Add 30 new branches in the Virginia/Maryland region over the next three years Focus on growing small business and middle market relationships by expanding product capabilities Enhance wealth management and brokerage product offerings

Riggs Financial Highlights Total loans $3,171 ($365) $2,806 Total assets $6,179 ($597) $5,582 Total deposits $4,148 ($1,123) $3,025 Assets under management $6,700 ($3,700) $3,000 Riggs Consolidated As of 3/31/04 Sale/Exit of Non-Core Activities(1) Riggs Proforma $ millions Sale/exit of non-core activities reflects Riggs's previously announced intention to sell or exit its international and embassy banking businesses Estimated Impact of Sale/Exit of Non-Core Activities (1)

Cost Savings Integration timing Simultaneous closing and conversion by March 31, 2005 Cost savings estimate (1) 34% of Riggs 2004 noninterest expense Estimated conversion expenses $36 million after-tax in 2005 $ millions Cost Savings Estimated cost savings exclude incremental expenses associated with planned expansion 2004 noninterest expense based on 1Q04 annualized (1) Riggs cost savings $52 $82 Expansion costs (20) (36) Net cost savings $32 $46 2006 2005 Implementation Timeframe

Riggs earnings contribution before planned expansion (1) $21 $45 $59 Financing cost (11) (11) (11) Net income available to PNC common before planned expansion 10 34 48 Planned expansion (8) (11) (5) Net income available to PNC common $2 $23 $43 Impact on PNC Earnings 2005 Riggs earnings contribution based on PNC management estimates after completing due diligence and includes cost saves and purchase accounting adjustments Excludes estimated one-time expenses of $36 million after-tax 2006 $ millions Estimated Impact on Net Income (1) (2) 2007 (2) (2)

EPS Impact 2005 PNC reflects First Call mean estimate for 2005 of $4.50 growing at First Call long-term growth rate of 9% thereafter Riggs net income based on PNC management estimates after completing due diligence and includes cost saves and purchase accounting adjustments Excludes estimated one-time expenses of $36 million after-tax 2006 Estimated EPS Impact PNC (1) $4.50 $4.91 $5.35 PNC - Riggs pro forma before planned expansion(2) 4.41 4.90 5.37 Accretion/(dilution) before planned expansion (0.09) (0.01) 0.02 Impact of planned expansion (0.02) (0.04) (0.01) Total accretion/(dilution) ($0.11) ($0.05) $0.01 (1) (2) 2007 (3) (3) (3)

Transaction Exceeds IRR Targets Aggregate offer value ($779) After-tax one-time cash items (67) Net capital asset investments ($4) ($9) Riggs cash earnings contribution (3) 8 $32 $73 $99 Expense savings 21 30 29 28 26 Capital for asset expansion 30 13 (31) (30) (22) Terminal value (12x) 1,438 Incremental cash flow ($846) $44 $42 $30 $71 $1,541 Estimated IRR 16.4% Closing 2005 2006 2007 2008 2009 $ millions

Valuation Consistent with Comparable Market Extension Transactions Premium / Core Deposits High 45% 47% 3.33x 4.50x 5.21x Median 24% 28% 2.73x 3.36x 3.77x Low 13% 15% 2.02x 2.20x 2.44x Riggs (2) 13% 24% 2.03x 2.06x 4.36x Price / Book Value Price / Tangible Book Value Reported tangible equity adjusted for restructuring charges As of March 31, 2004 Market extension transactions for commercial banks announced since January 2, 2002 with deal value greater than $400 million Source: SNL Financial and investor presentations Price /Adjusted Tangible Book Value (1) (1) Adjusted Premium (1) / Core Deposits (2)

Summary Expansion into one of the nation's most attractive regions Meets PNC's acquisition objectives Meaningful opportunities for value creation by leveraging PNC's strengths

Appendix

Compensation and benefits $52 ($22) $30 Technology 16 (2) 14 Occupancy 7 (2) 5 Other 7 (10) (3) Total cost savings $82 ($36) $46 Cost Savings $ millions Cost Savings Planned expansion includes incremental expenses associated with 30 new branches (1) Compensation and benefits $35 ($13) $22 Technology 13 (2) 11 Occupancy 0 (1) (1) Other 4 (4) 0 Total cost savings $52 ($20) $32 2005 Riggs Cost Savings Planned Expansion (1) Net Cost Savings 2006

One-Time Charges $ millions Customer communications $9 Training, retention and recruiting 3 Network / deconversion costs 4 Adjustment to PNC state deferred taxes 7 Fees and other 13 Total one-time after-tax charges $36 Estimated One-Time After-Tax Charges to be Expensed During 2005

Comparable Market Extension Transactions Premium / Core Deposits Royal Bank of Scotland Charter One (2) 31% 32% 3.06x 3.54x 4.04x SunTrust National Commerce Financial 45% 47% 2.44x 4.40x 5.21x Wachovia SouthTrust 38% 39% 3.07x 3.76x 4.33x National City Provident Financial Group 22% 28% 2.21x 2.57x 3.39x BB&T First Virginia 27% 29% 2.70x 3.19x 3.55x BB&T Republic Bancshares 13% 15% 2.02x 2.20x 2.44x PNB Paribas Community First 24% 25% 3.33x 4.50x 4.62x Bank of America FleetBoston 31% 32% 2.76x 3.74x 3.98x North Fork Bancorp Trust Company of New Jersey 17% 20% 2.56x 2.58x 3.04x Marshall& Ilsley Mississippi Valley Bancshares 21% 24% 2.85x 2.85x 3.21 Median 24% 28% 2.73x 3.36x 3.77x Price / Book Value Price / Tangible Book Value Price /Adjusted Tangible Book Value (1) Adjusted Premium (1) / Core Deposits Reported tangible equity is adjusted for restructuring charges Restructuring assumed at 3x cost saves per Wall Street analysts Source: SNL Financial and investor presentations (1) (2)

Additional Information About This Transaction The PNC Financial Services Group, Inc. and Riggs will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMAENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from www.riggsbank.com. The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs's most recent annual meeting proxy statement, which is available on Riggs's website (www.riggsbank.com) and at the addresses provided in the preceding paragraph.

July 2004

Dear Riggs Employee:

All of us at The PNC Financial Services Group are delighted about the plans to combine our organizations.

To build on the strong consumer banking position you already hold in the Riggs region, we plan to dramatically expand on Riggs’ existing presence. Our commitment and investment will create opportunities for employee growth and development.

Over the next several months, representatives of PNC will be working closely with a team from Riggs to plan for our future. This spirit of cooperation has enabled us to successfully complete many mergers. We have found that by working together we can minimize disruptions during the transition and maximize the benefits for the customer over the long term.

We understand that you may have questions about PNC. Enclosed are some materials to familiarize you with our company.

We’re excited about the opportunity we have to build on our strengths and create greater success across our combined organization.

Sincerely,

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Riggs National Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/ PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these

Continued on reverse side. . .

documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs National Corporation will be available free of charge on Riggs National Corporation’s website at www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs National Corporation may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs National Corporation most recent annual meeting proxy statement, which is available on Riggs National Corporation web site and at the addresses provided in the preceding paragraph.